Via Facsimile and U.S. Mail
Mail Stop 6010

September 27, 2007

Mr. William T. Rumble
Corporate Controller – Principal Accounting Officer
Emisphere Technologies, Inc.
765 Old Saw Mill River Road
Tarrytown, New York 10591

Re: **Emisphere Technologies, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 1-10615

Dear Mr. Rumble:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 46
Revenue Recognition, page 47

1. You disclosed on page 12 that you are obligated to manage the Oral Recombinant Human Growth Program through your participation in a joint steering committee with Novartis. Please provide in disclosure-type format the terms of the joint steering committee and your accounting policy for recognizing revenue when you have an obligation to participate in a joint steering committee. Please also clarify how you considered this obligation in recognizing the $5 million milestone payment received from Novartis in 2006.   Refer to SAB 104 and EITF 00-21.

2. Your disclosure on page 33 seems to indicate that you recognized the $5 million milestone payment immediately, which appears contradictory to your revenue recognition accounting policy. Please advise.

Purchased Technology, pages 35 and 47

3. If the purchased technology had no alternative future uses at the time of acquisition, please tell us why the purchased technology was capitalized. See paragraph 11c of SFAS 2.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Staff Accountant, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant